UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2002

ThrillTime Entertainment International, Inc.
(Registrant’s name)

Suite #322 4585 Canada Way
Burnaby, British Columbia, Canada V5G 4L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form contains the following documents:

1)	Press Release dated November 27, 2002

2)	Material Change Report dated November 27, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 27, 2002
ThrillTime Entertainment International, Inc.

By:
/s/ Sherrill Cyr

Sherrill Cyr
Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
TSX Trading Symbol: “THL:V”
OTC Bulletin Board Symbol: “THLL-F”

NEWS RELEASE

ThrillTime Announces the Appointment of New Director

Directors:                           Ralph Proceviat                           Sherrill Cyr                           Frank Deacon                           Darrel Taylor

November 27, 2002

Ralph Proceviat, President of ThrillTime Entertainment International, Inc. (the “Company”) is pleased to announce the appointment of Mr. Frank Deacon to the Board of Directors. “Mr. Deacon’s solid experience in growing revenues and profits will be an asset to the Company” stated Ralph Proceviat.

Mr. Deacon has been in the grocery industry for over 30 years, having worked in manufacturing, wholesaling and retailing. Mr. Deacon is currently Director of Sales and Marketing for Grimms Fine Foods, a manufacturer and supplier to the food industry in Canada and abroad. In addition to being a member of the Board of Directors, Mr. Deacon will be a member of the Audit Committee.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

ThrillTime Entertainment
International, Inc.

Per: “Ralph Proceviat”
Ralph Proceviat, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein. Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
#322–4585 Canada Way, Burnaby, BC V5G 4L6 Tel: (604) 294-8084 Facsimile: (604) 294-8709 Toll Free: (800) 522-2449
Email: info@thrilltime.com     Web site address: http://www.thrilltime.com

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT

1.	Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Suite 322, 4585 Canada Way
Burnaby, BC V5G 4L6

Telephone: (604) 294-8084
Facsimile: (604) 294-8709

2.	Date Of Material Change

November 25, 2002

3.	Press Release

Date of Issuance: November 27, 2002
Place of Issuance: Burnaby, British Columbia

4.	Summary Of Material Change

Mr. Ralph Proceviat announces the appointment of Mr. Frank Deacon to the Board of Directors and Audit Committee.

5.	Full Description Of Material Change

See attached Schedule “A”

6.	Reliance on Section 85(2) of the Act

Not applicable

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name:	Ralph Proceviat, President Sherrill Cyr, Secretary

Bus. Tel:	(604) 294-8084

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 27th day of November, 2002.

Per: “Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

Schedule “A”

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

TSX Trading Symbol: “THL:V”
OTC Bulletin Board Symbol: “THLL-F”

NEWS RELEASE

ThrillTime Announces the Appointment of New Director

Directors:                           Ralph Proceviat                           Sherrill Cyr                           Frank Deacon                           Darrel Taylor

November 27, 2002

Ralph Proceviat, President of ThrillTime Entertainment International, Inc. (the “Company”) is pleased to announce the appointment of Mr. Frank Deacon to the Board of Directors. “Mr. Deacon’s solid experience in growing revenues and profits will be an asset to the Company” stated Ralph Proceviat.

Mr. Deacon has been in the grocery industry for over 30 years, having worked in manufacturing, wholesaling and retailing. Mr. Deacon is currently Director of Sales and Marketing for Grimms Fine Foods, a manufacturer and supplier to the food industry in Canada and abroad. In addition to being a member of the Board of Directors, Mr. Deacon will be a member of the Audit Committee.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

ThrillTime Entertainment
International, Inc.

Per: “Ralph Proceviat”
Ralph Proceviat, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein. Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.